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                                                                    EXHIBIT 99.3

CDS INC.    NOTICE OF RECORD & MEETING DATES      New /X/   Change / /
A subsidiary of The Canadian Depository for Securities Limited
Issuer Name (Maximum 30 characters)

English  MAGNA INTERNATIONAL INC.
French     not applicable

Address                           Contact Names:
337 MAGNA DRIVE                   J. Brian Colburn/Yvonne Baillargeon-Klugmann
AURORA, ONTARIO, CANADA L4G 7K1   Telephone: (905) 726-2462; 726-7075

Transfer
Agent:   CUID      Name: Computershare Trust Company of Canada

Address:                                  Contact Name:
100 UNIVERSITY AVENUE,                    Sophie Arcaro
TORONTO, ONTARIO, CANADA M5J 2Y1          Telephone:  (416) 263-9539
                                          Email:sophie.arcaro@computershare.com

                                         Material Distribution
Proxy Type         Meeting Type          Type
/X/ Management     /X/ Annual            /X/ Form C holders only
    Dissenting         General               All holders
                       Special
                       Extraordinary

Record Date: 2005 03 21
             yyyy mm dd
Meeting Date: 2005 05 03
              yyyy mm dd
Material Mail Date: 2005 03 29
                    yyyy mm dd

[1] # of Publications at $93.00 per publication plus $6.51 GST = $99.51 Payment for Publication /X/ payment enclosed / / to be invoiced CDS Inc. GST Reg. No. is 892971631RT

                            Eligible Issues for Proxy

    ISIN        Voting Status           Security Description
559222-40-1      Voting/yes     CLASS A SUBORDINATE VOTING SHARES
559222-50-0      Voting/yes     CLASS B SHARES

Early Search (Determination of Intermediaries)
Send Early Search reports to /X/ Transfer Agent / / Issuer / / Other (statutory declaration required)
Send via /X/ Mail  / / Courier (Collect)  / / SSS System Envelope  / / Fax #

Proxy Related Material
will be distributed by:   /X/ Transfer Agent   / /  Issuer   / /  Other


Holders of Record
Send Holders of Record and Omnibus Proxy to:
/X/ Transfer Agent   /X/ Issuer    / / Other (statutory declaration required)
Send via:  / / Mail   /X/ Courier (Collect)    / / CDS Envelope System

This Notice and Request for services is authorized by:
/ / Transfer Agent   /X/  Issuer   / / Third Party
All services provided by CDS INC. are subject to the terms and conditions printed on the

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reverse of this form.

Secretary       /s/ J. Brian Colburn             February 28, 2005
Title                Signature                          Date
Form CdX166 (02/03) front